UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                              SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                        (Amendment No. __________)*

                          SYMBOLLON CORPORATION
                            (Name of Issuer)

                              Common Stock
                     (Title of Class of Securities)

                               8715H106
                            (CUSIP Number)

                         Thomas M. Riedhammer
                 Senior Vice President and President
                 Bausch & Lomb Pharmaceuticals, Inc.
                      8500 Hidden River Parkway
                        Tampa, Florida  33637
                            (813) 975-7713

      (Name, Address and Telephone Number of Person Authorized to
                 Receive Notices and Communications)

                           August 4, 1997
                   (Date of Event which Requires
                     Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

             	(Continued on the following page(s))

                       	Page 1 of 5 Pages


CUSIP No. 8715H106                                        Page 2 of 5 Pages

___________________________________________________________________________
(1)	NAME OF REPORTING PERSON
	S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Bausch & Lomb Pharmaceuticals, Inc.
	59-2551652
___________________________________________________________________________
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
	Instructions)

				(a)	/ /
				(b)	/ /
___________________________________________________________________________
(3)	SEC USE ONLY

___________________________________________________________________________
(4)	SOURCE OF FUNDS

	WC
___________________________________________________________________________
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)                                               / /

___________________________________________________________________________
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
___________________________________________________________________________
		(7)	SOLE VOTING POWER


		             266,667
NUMBER OF SHARES  	(8)	SHARED VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON 	___________________________________
WITH		(9)	SOLE DISPOSITIVE POWER


		              266,667
		(10)	SHARED DISPOSITIVE POWER

___________________________________________________________________________
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

		266,667
___________________________________________________________________________
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	(See Instructions)                                               / /

___________________________________________________________________________
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

		8.39%
___________________________________________________________________________
(14)	TYPE OF REPORTING PERSON (See Instructions)

	CO
___________________________________________________________________________



CUSIP No. 8715H106                                        Page 3 of 5 Pages


Item 1.  Security and Issuer.

	This Schedule relates to shares of the Common Stock, par value .001 per share ("Common Stock") of Symbollon Corporation (the "Issuer"). The Issuer's principal executive office is located at 37 Loring Drive, Framingham, Massachusetts 33637.

Item 2.  Identity and Background.

	This statement is submitted by Bausch & Lomb Pharmaceuticals, Inc., a corporation organized under the laws of the State of Delaware. Bausch & Lomb Pharmaceuticals, Inc.'s principal business is pharmaceuticals and its principal business and office address is 8500 Hidden River Parkway, Tampa, Florida 33637. Bausch & Lomb Pharmaceuticals, Inc. is a wholly-owned subsidiary of Bausch & Lomb Incorporated, a corporation organized under the laws of the State of New York. Its principal business is eye care, including soft and rigid gas permeable contact lenses, lens care products, premium sunglasses and ophthalmic pharmaceutical products. Bausch & Lomb Incorporated's principal executive office is at One Bausch & Lomb Place, Rochester, New York 14604. Bausch & Lomb Pharmaceuticals, Inc. has not, during the last five years, been convicted in a criminal proceeding and has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	The names, business addresses and occupational information for: (a) each executive officer and director of Bausch & Lomb Pharmaceuticals, Inc.,
(b) each executive officer and director of Bausch & Lomb Incorporated is set forth in Exhibit A. To the best of the knowledge of Bausch & Lomb Pharmaceuticals, Inc. and Bausch & Lomb Incorporated, respectively, each of the individuals on Exhibit A has not, during the last five years, been convicted in a criminal proceeding and has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

	Working capital.

Item 4. Purpose of the Transaction

Bausch & Lomb Pharmaceuticals, Inc. ("BLPI") entered into a Stock
Purchase Agreement with Symbollon Corporation (the "Issuer"), dated
August 4, 1997 (the "Stock Purchase Agreement") in connection with a Collaboration and Sale/License Agreement of the same date between BLPI and the Issuer (the "Sale/License Agreement"). Under the Sale/License



CUSIP No. 8715H106                                        Page 4 of 5 Pages


Agreement, Symbollon, with assistance from BLPI, will develop enzyme-based iodine technology for treatment of infectious diseases of the eye and BLPI will have the exclusive U.S. and Canada marketing rights for ophthalmic products based on the Issuer's iodine technology. Under the terms of the Stock Purchase Agreement, on the date thereof, BLPI purchased $500,000 in original issue shares of the Issuer's Common Stock at a price per share equal to the average closing price for the preceding five trading days, or 266,667 shares at $1.8975 per share.

Under the Stock Purchase Agreement, BLPI must purchase an additional $350,000 of Common Stock at the then market value on the first anniversary of the date of the Stock Purchase Agreement. BLPI has and will purchase the shares of the Issuer's Common Stock for investment purposes and has agreed with the Issuer not to sell the Common Stock for four years ($350,000 in original cost of the shares) or seven years (the balance of the shares) except as otherwise provided in the Stock Purchase Agreement. BLPI and its affiliates have agreed not to purchase additional shares of the Issuer's Common Stock through the seventh anniversary of the Stock Purchase Agreement without the Issuer's prior consent.

BLPI has no present intention to seek any extraordinary transactions like a merger or sale or material amounts of assets with respect to the Issuer nor to change the Issuer's board of directors, management or organizational documents or in its business or corporate structure. BLPI has agreed to vote its shares of Common Stock generally in accordance with the recommendations of the Issuer's Board of Directors, unless a significant transaction with a competitor of BLPI is contemplated. See Item 6 below. BLPI does expect to be actively involved in a collaborative effort with the Issuer to develop, obtain regulatory approval for and commercialize the Issuer's iodine technology or ophthalmic (and possibly otic) products.

Item 5.  Interest in Securities of the Issuer

	(a)	Bausch & Lomb Pharmaceuticals, Inc. beneficially owns 266,667 shares of the Issuer's Common Stock, representing 8.39% of the issued and outstanding shares of the Issuer's Common Stock. It also has the obligation to purchase an additional $350,000 in original issue shares of the Issuer's Common Stock at the then market value (the average closing price for the five trading days immediately preceding the closing of the purchase) upon the first anniversary date of the Stock Purchase Agreement.

	(b)	Bausch & Lomb Pharmaceuticals, Inc. has the sole power to vote, subject to a voting agreement with Issuer set forth in the Stock Purchase Agreement that requires Bausch & Lomb Pharmaceuticals, Inc. to vote pursuant to the recommendation of the Issuer's board of directors and in the absence of any such recommendation, in the same proportion of the other outstanding voting shares of Issuer provided however that such voting agreement does not apply to any transaction which is not approved by Issuer's board of directors or in the event of a proposed merger or combination of sale of substantially all the assets of a company which is a competitor of Bausch & Lomb Pharmaceuticals, Inc. Bausch & Lomb Pharmaceuticals, Inc. has the sole power to dispose of 266,667 shares of Common Stock.




CUSIP No. 8715H106                                        Page 5 of 5 Pages


	(c)	Neither Bausch & Lomb Pharmaceuticals, Inc. nor any entity
controlling Bausch & Lomb Pharmaceuticals, Inc. has had any transactions in the Common Stock within the last 60 days.

	(d)	None.

	(e)	Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As described under Item 4 above, the Stock Purchase Agreement contains an obligation on the part of BLPI to purchase an additional $350,000 of Common Stock on the first anniversary of the Stock Purchase Agreement. BLPI's ability to transfer the Common Stock is restricted by the Stock Purchase Agreement until the fourth anniversary thereof with respect to the Base Shares (as that term is defined in the Stock Purchase Agreement attached hereto as Exhibit B) and the seventh anniversary with respect to the Additional Shares (as that term is defined in the Stock Purchase Agreement attached hereto as Exhibit B), although BLPI may use the original cost of certain such shares to offset certain payment obligations under the Sale/License Agreement. The Issuer may repurchase the Common Stock at its original cost.

In the Stock Purchase Agreement, BLPI and its affiliates agreed to vote their shares of the Issuer's Common Stock in accordance with the recommendation of the Issuer's Board of Directors. In the absence of a recommendation, they agreed to vote in the same proportion as the other outstanding shares of the Issuer are voted in any matter submitted to the Issuer's shareholders. These voting agreements do not apply to any transaction not approved by the Issuer's Board of Directors or in the event of a proposed merger or combination or sale of substantially all of the assets of the Issuer to a competitor of BLPI.

Item 7.  Material to Be Filed as Exhibits

	(a)  Executive Officers and Directors of Bausch & Lomb
Pharmaceuticals, Inc. and Bausch & Lomb Incorporated.

	(b) Stock Purchase Agreement dated August 4, 1997 between Bausch & Lomb Pharmaceuticals, Inc. and the Issuer.

Signature

     After reasonable inquiry and to the best of the undersigned's knowledge and belief the undersigned certify that the information set forth in this statement is true, complete and correct.

August 4, 1997                      BAUSCH & LOMB PHARMACEUTICALS, INC.


                                   By:_______________________________
                                      Thomas M. Riedhammer, President


                                EXHIBIT A


                        DIRECTORS AND OFFICERS OF
                   BAUSCH & LOMB PHARMACEUTICALS, INC.




DIRECTORS

     David F. Jarosz
     Thomas M. Riedhammer
     Robert B. Stiles




OFFICERS

     Thomas M. Riedhammer, President
     Eileen Farinacci, Vice President
     Robert B. Stiles, Secretary
     David F. Jarosz, Assistant Secretary
     Alan H. Resnick, Treasurer
     E. Mullen, Assistant Treasurer


BAUSCH & LOMB INCORPORATED
Officers
July 23, 1997


William H. Waltrip	Chairman
William M. Carpenter	President and Chief Executive Officer
Dwain L. Hahs	Executive Vice President and President,
 Global Bausch & Lomb Eyewear
Carl E. Sassano	Executive Vice President and President,
 Global Bausch & Lomb Vision Care
Daryl M. Dickson	Senior Vice President, Human Resources
James C. Foster	Senior Vice President, President and Chief Executive Officer,
 Charles River Laboratories
Stephen C. McCluski	Senior Vice President and Chief Financial Officer
Thomas M. Riedhammer	Senior Vice President and President,
 Worldwide Pharmaceutical, Surgical and Hearing Care Products
Robert B. Stiles	Senior Vice President and General Counsel


BAUSCH & LOMB INCORPORATED
Board of Directors
July 23, 1997


Franklin E. Agnew	Business Consultant
William Balderston III	Executive Vice President (Retired)
 The Chase Manhattan Bank
William M. Carpenter	President & Chief Operating Officer
 Bausch & Lomb Incorporated
Domenico De Sole	President and Chief Executive Officer
 Gucci Group N.V.
Jonathan S. Linen	Vice Chairman
 American Express Company
Ruth R. McMullin	Business Consultant
John R. Purcell	Chairman & Chief Executive Officer
 Grenadier Associates, Ltd.
Linda Johnson Rice	President & Chief Operating Officer
 Johnson Publishing Company
Alvin W. Trivelpiece
	Director, Oak Ridge National Laboratory and
 President, Lockheed Martin Energy Research Corporation
William H. Waltrip	Chairman & Chief Executive Officer
 Bausch & Lomb Incorporated
Kenneth L. Wolfe	Chairman & Chief Executive Officer
 Hershey Foods Corporation


                              EXHIBIT B

                        SYMBOLLON CORPORATION

                       STOCK PURCHASE AGREEMENT

	This Agreement dated as of August 4, 1997 is entered into by and between Symbollon Corporation, a Delaware corporation, residing at 37 Loring Drive, Framingham,
Massachusetts 01702 (the "Company"), and Bausch & Lomb
Pharmaceuticals, Inc., a Delaware corporation ("B&L"), residing at 8500 Hidden River Parkway, Tampa, Florida 33637
(B&L and any subsequent valid and permitted transferee, shall hereinafter be collectively referred to as the "Purchaser"). Certain other terms are defined in Section 9 below.

	A.  The Company and B&L have entered into a
Collaboration and Sale/License Agreement of even date herewith (the "Collaboration and Sale/License Agreement") pursuant to which the Company and B&L have provided for the development and commercialization of products for the treatment of various ophthalmic conditions;

	B. In connection with the execution and delivery of the Collaboration and Sale/License Agreement, the Purchaser desires to purchase, and the Company desires to sell, shares of the Company's Class A Common Stock, $.001 par value per share (the "Common Stock") upon the terms and conditions hereinafter described.

	In consideration of the mutual promises and covenants contained in the Agreement, the parties hereto agree as follows:

	1.	Authorization and Sale of Shares.

		1.1	Authorization.  The Company has, or before
the Closings (as defined in Section 2) will have, duly authorized and taken all such corporate and other actions within its control as is necessary for the issuance, sale and delivery, pursuant to the terms of this Agreement, of that number of shares of the Common Stock that can be purchased for a purchase price of eight hundred fifty thousand dollars ($850,000) as is determined by dividing
$850,000 by the applicable Market Price relevant thereto as defined in Section 2 below.

		1.2	Sale of Shares.  Subject to the terms and
conditions of this Agreement, at the First Closing (as defined in Section 2) the Company will sell and issue to B&L, and B&L will purchase, for an aggregate purchase price of $500,000 that number of shares of the Common Stock as is determined by dividing $500,000 by the Market Price per share on the First Closing Date (the "First Closing
Shares"). Subject to the terms and conditions of this Agreement, at the Second Closing (as defined in Section 2) the Company will sell and issue to B&L, and B&L will purchase, for an aggregate purchase price of $350,000 that number of shares of the Common Stock as is determined by dividing $350,000 by the Market Price per share on the Second Closing Date (the "Second Closing Shares"). The
First Closing Shares and the Second Closing Shares are hereinafter referred to collectively as the "Shares".

	2.	The Closings.  The closing of the sale and
purchase of the First Closing Shares shall take place at the offices of the Company, or such other mutually agreeable location as the parties may deem appropriate, on the date hereof unless the parties shall otherwise agree in writing (the "First Closing"). The closing of the sale to and purchase of the Second Closing Shares shall take place at the offices of the Company, or such other mutually agreeable location as the parties may deem appropriate, on the date the payment is due by B&L to the Company pursuant to Section 6.2(b) of the Collaboration and Sale/License Agreement, if and when such payment becomes due (the "Second Closing").

	The First Closing and the Second Closing are sometimes each referred to hereinafter as a "Closing" and collectively as the "Closings". The date of the First
Closing is hereinafter referred to as the "First Closing
Date" and the date of the Second Closing is hereinafter referred to as the "Second Closing Date".

	At each of the Closings, the Company shall deliver to B&L certificates for the number of Shares being purchased by B&L, registered in the name of B&L, against payment to the Company of the purchase price therefor, by wire transfer.
The purchase price per share for the Shares to be purchased at the Closings shall be the average of the closing price of the Common Stock for the immediately preceding five trading days before the First Closing Date or the Second Closing Date, as applicable (the "Market Price").

	3.	Representations of the Company.  The Company
hereby represents and warrants to B&L as follows:

		3.1	Organization and Standing.  The Company is a
corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has full corporate power and authority to conduct its business as presently conducted and as proposed to be conducted by it and to enter into and perform this Agreement and to carry out the transactions contemplated hereby. The Company is qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which the nature of the business transacted by it or the character or location of its properties requires such qualification, except where the failure to so qualify would not have a Material Adverse
Effect.

		3.2	Capitalization.  The authorized capital stock
of the Company as of the date hereof consists of 18,750,000 shares of the Common Stock, 1,250,000 shares of Class B
Common Stock, $.001 par value per share, and 5,000,000 shares of Preferred Stock, $.001 par value per share, of which 2,913,234 shares of the Common Stock and 15,738 shares of Class B Common Stock are outstanding as of the date hereof without taking into effect the transactions contemplated by this Agreement. As of the date of this Agreement, there are 1,572,080 Class A Warrants (each of which is exercisable to purchase one share of Class A Common
Stock and one Class B Warrant on the terms and conditions thereof) and 1,227,920 Class B Warrants (each of which is exercisable to purchase one share of Class A Common Stock on the terms and conditions thereof) presently outstanding. As of the date of this Agreement, there are options outstanding to purchase 100,000 Units (a Unit consists of one share of Class A Common Stock, one Class A Warrant and one Class B
Warrant), and 691,222 shares of Class A Common Stock. All shares outstanding on the date hereof are, and any shares that will be issued under the terms and conditions of the warrants and options referred to above, when issued in accordance with their terms, will be, duly authorized, validly issued and fully paid and nonassessable. There are no preemptive rights, rights of first refusal, or other similar rights available to the existing holders of Common
Stock or other securities of the Company.

		3.3	Issuance of Shares.  The issuance, sale and
delivery of the Shares have been, or will be on or prior to the applicable Closing Date, duly authorized by all necessary corporate action on the part of the Company. The
Shares, when issued, sold and delivered against payment therefor in accordance with the provisions of this Agreement, will be duly and validly issued, fully paid and non-assessable and free and clear of any liens or preemptive, rights of first refusal, or other similar rights
(other than Applicable Securities Laws and the terms of this Agreement).

		3.4	Authority for Agreement; No Conflicts.  The
execution, delivery and performance by the Company of this Agreement, and the consummation of the transactions contemplated hereby, have been duly authorized by all necessary corporate action. This Agreement has been duly executed and delivered by the Company, and is enforceable against it in accordance with its terms, except that such enforcement may be subject to applicable bankruptcy, receivership, fraudulent transfer, moratorium and similar laws affecting creditors' rights, and the remedy of specific performance and injunctive relief may be subject to equitable defenses and to the discretion of the court for which proceeding therefor may be brought. The execution and delivery of this Agreement and performance of the transactions contemplated by this Agreement and compliance with its provisions by the Company will not conflict with or result in any breach of any of the terms, conditions or provisions of, or constitute a default under, or require a consent or waiver under, its Certificate of Incorporation or By-Laws (each as amended to date) or any indenture, lease, agreement or other instrument to which the Company is party or by which it or any of its properties is bound, or violate any decree, judgment, order, statute, rule, regulation or other provision of law applicable to the Company, except in each case as would not result in a Material Adverse Effect.

		3.5	Governmental Consents.  No consents,
approval, order or authorization of, or regulation, qualification, designation, declaration or filing with, any governmental authority is required on the part of the Company in connection with the execution and delivery of this Agreement or the offer, issuance, sale and delivery of the Shares or the other transactions to be consummated at any Closing, as contemplated by this Agreement, except for compliance with the provisions of any laws as to which the failure to be made or obtained would not result in a Material Adverse Effect and such filings as shall have been made prior to and shall be effective on and as of the applicable Closing, except that any notices of sale required to be filed with the Securities and Exchange Commission (the "Commission") under Regulation D of the Securities Act of 1933, as amended (the "Securities Act"), or such post-closing filings as may be required under applicable state securities laws, which will be timely filed within the applicable periods therefor.

		3.6	Corporate Condition.  The Company's condition
was, in all material respects, as described in the Disclosure Documents at the respective dates thereof, including without limitation the reports filed pursuant to the Exchange Act. There has been no material adverse change in the Company's business, financial condition or prospects since March 31, 1997. The Disclosure Documents are true and correct as of their respective dates, in all material respects, and the financial statements contained in the Disclosure Documents have been prepared in accordance with generally accepted accounting principles, consistently applied, and fairly present the financial position and results of operation and cash flows of the Company, for the periods then ended. Without limiting the foregoing as of the date hereof, there are no material pending or threatened litigation or other material liabilities, contingent or actual, that are not disclosed in the Disclosure Documents except as incurred in the ordinary course of business since
March 31, 1997. This Agreement and the Disclosure Documents do not contain any untrue statement of a material fact and do not omit to state any material fact required to be stated therein or herein necessary to make statements contained therein or herein not misleading in the light of the circumstances under which they were made.

		3.7	Current Public Information.  During the three
months prior to the execution of this Agreement, the Company has filed all the materials required to be filed as reports pursuant to the Exchange Act on a timely basis.

	4.	Representations of the Purchaser.  The Purchaser
represents and warrants to the Company as follows (such representations and warranties shall be true and correct on the date hereof and on and as of the Second Closing Date):

		4.1	Investment.  The Purchaser is acquiring the
Shares for its own account for investment and not with a view to, or for sale in connection with, any distribution thereof, nor with any present intention of distributing or selling the same. The Purchaser is an "Accredited
Investor" within the meaning of Rule 501(a)(3) of Regulation D under the Securities Act. The Purchaser understands that the Shares have not been registered under the Securities Act by reason of a specific exemption from the registration provisions thereof which depends upon, among other things, the bona fide nature of its investment intent as expressed herein. The Purchaser will not transfer the Shares except in compliance with Applicable Securities
Laws and the terms of this Agreement.

		4.2	Power and Authority.  The Purchaser has the
full power and authority to execute, deliver and perform this Agreement. This Agreement, when executed and delivered by the Purchaser, will constitute a valid and legally binding obligation of the Purchaser, enforceable in accordance with its terms.

		4.3	State of Jurisdiction.  The Purchaser
represents and warrants that all matters and actions relevant to its considerations, evaluations or executions of this Agreement or the transactions contemplated hereby by its including, without limitation, the receipt of any offer to purchase, the receipt and review of any documents or other materials relevant hereto, the participation in any communications with the Company or any other party, and the consummation of the transactions contemplated hereby occurred solely in Florida or Massachusetts.

		4.4	Independent Investigation.  The Purchaser has
relied solely upon an independent investigation made by it and its representatives and has, prior to the date hereof, been given access to and the opportunity to examine all material contracts and documents of the Company which have been filed as exhibits to the Company's filings made under the Securities Act and the Exchange Act through publicly available means. The Purchaser has been provided with copies of the Company's (i) Annual Report on Form 10-KSB for the year ended December 31, 1996; (ii) Annual Report to
Stockholders for the year ended December 31, 1996, (iii)
Registration Statement on Form S-3 filed with the Commission on May 21, 1997, (iv) Quarterly Report on Form 10-QSB for the quarter ended March 31, 1997; (v) Risk Factors, attached hereto as Exhibit 4.4, and (vi) Proxy Statement dated April
9, 1997 (collectively, the "Disclosure Documents").  The
Purchaser has requested, received, reviewed and considered all information it deems relevant in making a decision to execute this Agreement and to purchase the Shares. In making its investment decision to purchase the Shares, the Purchaser is not relying on any oral or written representations or assurances from the Company or any other person or any representation of the Company or any other person other than as set forth in this Agreement, or the Disclosure Documents.

		4.5	Economic Risk.  The Purchaser understands and
acknowledges that an investment in the Shares involves a high degree of risk. The Purchaser acknowledges that there are limitations on the liquidity of the Shares. The
Purchaser represents that the Purchaser is able to bear the economic risk of an investment in the Shares, including a possible total loss of investment. The Purchaser has such knowledge and experience in financial and business matters that the Purchaser is capable of evaluating the merits and risks of the investment in the Shares to be received by the Purchaser; and that the Purchaser is sophisticated accredited investor with experience with development stage issuers engaged in biotech and pharmaceutical businesses.

		4.6	No Conflicts.  The execution of and
performance of the transactions contemplated by this Agreement and compliance with its provisions by the Purchaser will not conflict with or result in any breach of any of the terms, conditions or provisions of, or constitute a default under, or require a consent or waiver under any indenture, lease, agreement or other instrument to which the Purchaser is a party or by which it or any of its properties are bound, or violate any decree, judgment, order, statute, rule, regulation or other provision of law applicable to the Purchaser, which violation would prevent, impair, hinder or delay the consummation of the transactions contemplated by this Agreement.

		4.7	Governmental Consents.  No consents,
approval, order or authorization of, or regulation, qualification, designation, declaration or filing with, any governmental authority is required on the part of the Purchaser in connection with the execution and delivery of this Agreement or the purchase of the Shares or the other transactions to be consummated at any Closing, as contemplated by this Agreement.

		4.8	Brokers, Etc.  The Purchaser has dealt with
no broker, finder, commission agent or person in connection with the offer or sale of the Shares and the transactions contemplated by this Agreement and neither the Purchaser nor the Company is under any obligation to pay any broker's fees, finder's fees, or other fees or commissions in connection with such transactions as a result of any action by the Purchaser.

	5.	Conditions to the Obligations of the Purchaser at
the Closings. Notwithstanding anything to the contrary contained herein, the obligation of the Purchaser to purchase Shares at each of the Closings is subject to the fulfillment, or the waiver by the Purchaser, of each of the following conditions on or before each Closing:

		5.1	Accuracy of Representations and Warranties.
Each representation and warranty of the Company contained in
Section 3 hereof shall be true on and as of each Closing
Date in all material respects with the same effect as though such representation and warranty had been made on and as of that date.

		5.2	Performance.  The Company shall have
performed and complied in all material respects with all agreements and conditions contained in this Agreement and the Collaboration and Sale/License Agreement required to be performed or complied with by the Company prior to or at each Closing.

		5.3	Qualifications.  There shall not be in effect
any law, rule or regulation prohibiting or restricting the sale and issuance of the Shares or requiring any consent or approval of any person or governmental entity which shall not have been obtained prior to the issuance of the Shares in such Closing.

		5.4	Collaboration and Sale/License Agreement.
The Company and the Purchaser shall have executed and delivered the Collaboration and Sale/License Agreement, and that as of each Closing Date, the Collaboration and Sale/License Agreement shall be a validly existing agreement.

		5.5	Proceedings and Documents.  All corporate or
other proceedings in connection with the transactions contemplated at such Closing and all documents incident thereto shall be reasonably satisfactory in form and substance to the Purchaser and its counsel and the Purchaser shall have received all such counterpart original and certified or other copies of such documents as it may reasonably request.

		5.6	Issuance of Shares.  The Company shall have
taken all steps necessary to instruct its transfer agent to issue a share certificate or certificates representing the Shares issued in such Closing.

		5.7	Compliance Certificate.  An authorized
officer of the Company shall have delivered to the Purchaser a certificate certifying that the conditions specified in Sections 5.1, 5.2, and 5.3 have been fulfilled and stating that there shall have been no adverse change in the business, affairs, properties, assets or conditions of the Company since the Effective Date, except as otherwise disclosed in any report or other document filed by the Company with the Commission under the Securities Act or the Exchange Act from the date hereof through the applicable Closing Date.

	6.	Conditions to the Obligations of the Company.
Notwithstanding anything to the contrary contained herein, the obligations of the Company to issue, sell and deliver at each Closing the Shares are subject to fulfillment, on or before each Closing Date, of each of the following conditions:

		6.1	Accuracy of Representations and Warranties.
Each representation and warranty of the Purchaser contained in Section 4 hereof shall be true on and as of each Closing
Date in all material respects with the same effect as though such representation and warranty had been made on and as of that date.

		6.2	Performance.  The Purchaser shall have
performed and complied in all material respects with all agreements and conditions contained in this Agreement and the Collaboration and Sale/License Agreement required to be performed or complied with by the Purchaser prior to or at each Closing.

		6.3	Qualifications.  There shall not be in effect
any law, rule or regulation prohibiting or restricting the sale and issuance of the Shares or requiring any consent or approval of any person or governmental entity which shall not have been obtained prior to the issuance of the Shares in such Closing.

		6.4	Collaboration and Sale/License Agreement.
The Company and the Purchaser shall have executed and delivered the Collaboration and Sale/License Agreement, and that as of each Closing Date, the Collaboration and Sale/License Agreement shall be a validly existing agreement.

		6.5	Required Payment.  The Purchaser shall have
delivered in accordance with this Agreement and the Collaboration and Sale/License Agreement the purchase price of $500,000 (with respect to the First Closing), the purchase price of $350,000 (with respect to the Second
Closing), and all amounts as required to be paid by the Purchaser pursuant to the terms of the Collaboration and Sale/License Agreement.

		6.6	Compliance Certificate.  An authorized
officer of the Purchaser shall have delivered to the Company a certificate certifying that the conditions specified in Sections 6.1, 6.2, and 6.3 have been fulfilled.

	7.	Transfer Restrictions and Registration.

		7.1	Legend.  Unless and until otherwise
permitted, each certificate representing the Shares shall be stamped or otherwise imprinted with a legend in substantially the following form:

	"THE SHARES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAW. NO TRANSFER, SALE OR OTHER DISPOSITION OF THESE SHARES MAY BE MADE UNLESS A REGISTRATION STATEMENT WITH RESPECT TO THESE SHARES HAS BECOME EFFECTIVE UNDER SAID ACT, OR SYMBOLLON CORPORATION IS FURNISHED WITH AN OPINION OF COUNSEL SATISFACTORY IN FORM AND SUBSTANCE TO IT THAT SUCH REGISTRATION IS NOT
REQUIRED."

	"THE SHARES ARE SUBJECT TO CERTAIN RESTRICTIONS ON THEIR TRANSFER, SALE OR OTHER DISPOSITION AND ARE SUBJECT TO CERTAIN REDEMPTION PROVISIONS PURSUANT TO A STOCK PURCHASE AGREEMENT DATED AUGUST 4, 1997. A COPY OF WHICH IS AVAILABLE UPON WRITTEN REQUEST OF SYMBOLLON CORPORATION WITHOUT CHARGE."

and any legend required by any applicable state securities laws.

		7.2	Required Registration.  The Purchaser shall
have the right, exercisable upon written notice to the Company, to request the Company to file a registration statement on the Form S-3 (or other applicable form, as the Company determines appropriate) covering the Base Shares purchased hereunder after the fourth anniversary of the date of this Agreement. Upon receipt of any such notice, the Company shall, as expeditiously as possible, use commercially reasonable efforts to effect such registration, obtain any governmental approval and effect listing with any securities exchange on which the stock of the Company is then listed, which may be required to permit the Purchaser to dispose of the Shares. The Company shall use its commercially reasonable efforts to maintain the effectiveness of the registration statement until the first to occur of (i) the completion of the distribution of the Shares covered thereby, (ii) such time as the Shares covered thereby may be sold without restrictive legend under Rule
144 or other exemption from the registration requirements of the Securities Act, or (iii) 90 days from the effective date of the registration statement. The Company agrees to keep the registration statement current during such period. The
Company's obligation shall be limited to one registration covering the Base Shares.

	The Purchaser shall have the right, exercisable upon written notice to the Company, to request the Company to file a registration statement on the Form S-3 (or other applicable form, as the Company determines appropriate) covering the Additional Shares purchased hereunder after the seventh anniversary of the date of this Agreement. Upon receipt of any such notice, the Company shall, as expeditiously as possible, use commercially reasonable efforts to effect such registration, obtain any governmental approval and effect listing with any securities exchange on which the stock of the Company is then listed, which may be required to permit the Purchaser to dispose of the Shares. The Company shall use its commercially reasonable efforts to maintain the effectiveness of the registration statement until the first to occur of (i) the completion of the distribution of the Shares covered thereby, (ii) such time as the Shares covered thereby may be sold without restrictive legend under Rule 144 or other exemption from the registration requirements of the Securities Act, or
(iii) 90 days from the effective date of the registration statement. The Company agrees to keep the registration statement current during such period. The Company's obligation shall be limited to one registration covering the Additional Shares.

	Notwithstanding anything contained in this Section 7.2 to the contrary, the Company shall not be obligated to effect a registration covering the Shares if at the time of request, all such Shares can be immediately sold without restrictive legend under Rule 144 or other exemption from the registration requirements of the Securities Act. The Company shall not be required to cause a registration statement to become effective pursuant to this Section 7.2 prior to 120 days following the effective date of the most recent registration by the Company under the Securities Act.

		7.3	Piggy-Back Registration Rights.  With regard
to the Base Shares and the Additional Shares, if the Company at any time after the fourth and the seventh anniversary, respectively, proposes to register under the Securities Act any of its Common Stock on any form on which the Shares may be included, except shares to be issued in connection with any acquisition of any entity or business, shares issuable upon the exercise of stock options or shares issuable pursuant to employee benefit plans, it will each such time give written notice to the Purchaser of its intention to do so. If the Purchaser desires to have any of its Shares purchased hereunder included in such registration, it shall, within 20 days after it receipt of such notice from the Company, notify the Company of the number of shares which it desires to have so included and the manner in which it proposes to dispose of such Shares. The Company will cause all such Shares requested to be registered by the Purchaser to be registered or qualified to the extent requisite to permit the sale or other disposition thereof in the manner described by the Purchaser; provided, however, that if, in connection with the offering of Common Stock pursuant to a registration under the Securities Act, such offering includes shares of Common Stock being sold by the Company and the managing underwriter shall impose a limitation on the number of shares of the Common Stock which may be included in any such registration statement because, in its judgment, such limitation is necessary to effect an orderly public distribution and such limitation is imposed pro rata with respect to all securities which have an incidental or "piggy back" rights to be included in the registration statement, then the Company shall be obligated to include in such registration statement only such limited portion of the Shares which it has been requested hereunder to include.

	In connection with any such offering, the Purchaser shall execute such agreements as the underwriters shall reasonably request, including without limitation "lock-up" agreements. Notwithstanding anything contained in this
Section 7.3 to the contrary, the Company shall not be required to offer the Purchaser the right to participate in more than two offerings.

		7.4	Non-public Information.  Notwithstanding
anything to the contrary in this Section 7, the Company shall have the right (i) to defer the initial filing or request for acceleration of effectiveness of any registration or (ii) after effectiveness, to suspend effectiveness of any such registration statement, if, in the good faith judgment of the board of directors of the Company, such delay in filing or requesting acceleration of effectiveness or such suspension of effectiveness is necessary in light of the existence of material non-public information (financial or otherwise) concerning the Company disclosure of which at the time is not, in the opinion of the board of directors of the Company, (A) otherwise required and (B) in the best interests of the Company;
provided however that the Company will use its commercially reasonable efforts to terminate such delay or suspension as soon as practicable.

		7.5	Payment of Expenses.  The Company shall bear
the expense (excluding underwriting commissions, dealers' fees, brokers' fees, concessions applicable to the Shares, legal fees and expenses of the Purchaser and any out-of-pocket expenses of the Purchaser) of all registrations pursuant to this Section 7.

		7.6	Indemnification.  The Company hereby agrees
to indemnify and hold harmless the Purchaser and any underwriter against all losses, claims, damages, liabilities and expenses (under the Applicable Securities Laws, or common law or otherwise) caused by any untrue statement or alleged untrue statement of a material fact contained in any registration statement or prospectus (and as amended or supplemented if the Company shall have furnished any amendments or supplements thereto) or any preliminary prospectus or any other document prepared and/or furnished to the Purchaser incident to such registration statements or prospectus, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein complete or not misleading except insofar as such losses, claims, damages, liabilities or expenses are caused by any untrue statement or omission contained in information furnished in writing to the Company by the Purchaser expressly for use therein. In connection with any registration statement in which the Purchaser is participating, and as a condition to the obligation of the Company to cause any Shares of the Purchaser to be included in a registration statement pursuant to this Section 7, the Purchaser will furnish to the Company in writing such information as shall reasonably be requested by the Company for use in any such registration statement or prospectus and will indemnify, severally and not jointly, the Company, its directors and officers, each person, if any, who controls the Company within the meaning of the Applicable Securities Laws, such underwriters and each person who controls such underwriters within the meaning of the Applicable Securities Laws, against any losses, claims, damages, liabilities and expenses resulting from any untrue statement or alleged untrue statement of a material fact or any omission or alleged omission of a material fact required to be stated in the registration statement or prospectus and necessary to make the statements therein complete or not misleading, but only to the extent that such untrue statement or omission is contained in information so furnished in writing by the Purchaser expressly for use therein.

	Promptly after receipt by any person entitled to indemnity hereunder (the "Indemnified Party") of notice of the commencement of any action in respect of which indemnity may be sought against another party hereunder (the "Indemnifying Party") such Indemnified Party will notify the Indemnifying Party in writing of the commencement thereof, and, subject to the provisions hereinafter stated, the Indemnifying Party shall assume the defense of such action (including the employment of counsel, who shall be counsel reasonably satisfactory to such Indemnified Party), and the payment of expenses as incurred insofar as such action shall relate to any alleged liability in respect of which indemnity may be sought against the Indemnifying Party. Such Indemnified Party shall have the right to employ separate counsel in any such action and to participate in the defense thereof but the fees and expenses of such counsel shall not be at the expense of the Indemnifying Party unless (i) the employment of such counsel has been specifically authorized by the Indemnifying Party or (ii) the Indemnifying Party shall have failed to assume the defense of such action or proceeding. The Indemnifying Party shall not be liable to indemnify any person for any settlement of any such action effected without the Indemnifying Party's consent, which consent shall not be unreasonably withheld or delayed.

	If the indemnification provided for in this Section is held by a court of competent jurisdiction to be unavailable to the Indemnified Party with respect to any loss, liability, claim, damage or expense referred to herein, then the Indemnifying Party, in lieu of indemnifying such Indemnified Party hereunder, shall contribute to the amount paid or payable by such Indemnified Party as a result of such loss, liability, claim, damage or expense in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and of the Indemnified Party on the other hand in connection with the statements or omissions which resulted in such loss, liability, claim, damage or expense as well as any other relevant equitable considerations. The relevant fault of the Indemnifying Party and the Indemnified Party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the Indemnifying Party or by the Indemnified
Party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

		7.7	Exchange Act Registration Requirements.  The
Company shall use its commercially reasonable efforts to remain subject to the reporting requirements of either
Section 13 or Section 15(d) of the Exchange Act.  The
Company shall file with the Commission in a timely manner such information as the Commission may require under either of said Sections, and shall take all reasonable action as may be required to be taken under the Exchange Act to permit sales of the Shares pursuant to Rule 144 (or any similar or successor exemptive rule hereafter in effect) and the use of Form S-3 (or any similar form which hereafter may be promulgated under the Securities Act) for registration of the Shares.

		7.8	Notice.  The Company shall provide notice to
the Purchaser of any "stop order" or other notice affecting the Purchaser's right to sell the Shares under any effective registration statement.

	8.	Covenants of the Purchaser.

	8.1	Transfer Restrictions.  On or before the
fourth anniversary of this Agreement, B&L shall not, directly or indirectly, transfer, sell, assign or otherwise encumber the Base Shares except as noted below. Starting with the payment due pursuant to Section 6.2(c) of the Collaboration and Sale/License Agreement, and for each payment due on or before the fourth anniversary of this Agreement, B&L shall have the right to offset a portion of the payment then due with up to 50% of the Base Shares; provided, that for the payment due pursuant to Section
6.2(e) of the Collaboration and Sale/License Agreement such offset may be up to 100% of the Base Shares. The Base
Shares shall be valued at their original Market Price per share. At any time on or before the fourth anniversary of this Agreement, Symbollon shall have a right to purchase some or all of the Base Shares from B&L at their original Market Price per share.
	On or before the seventh anniversary of this Agreement, B&L shall not, directly or indirectly, transfer, sell, assign or otherwise encumber the Additional Shares except as noted below. Starting with the payment due pursuant to
Section 6.2(e) of the Collaboration and Sale/License
Agreement, and for each payment due on or before the seventh anniversary of this Agreement, B&L shall have the right to offset a portion of the payment then due with up to one hundred seventy thousand dollars ($170,000) of the Additional Shares; provided, that for the payment due pursuant to Section 6.2(g) of the Collaboration and Sale/License Agreement such offset may be up to 100% of the Additional Shares; and provided, further, that for any payment (except for the payment due pursuant to Section
6.2(g) of the Collaboration and Sale/License Agreement) that B&L has a right to offset a portion of such payment with both Base Shares and Additional Shares, B&L shall only be allowed to offset such payment with an amount of Additional Shares such that the offset does not exceed one hundred seventy thousand ($170,000) of the Shares. The Additional Shares shall be valued at their original Market Price per share. At any time on or before the seventh anniversary of this Agreement, Symbollon shall have a right to purchase some or all of the Additional Shares from B&L at their original Market Price per share.
	For purposes of B&L's right to offset payments with the Shares and Symbollon's right to purchase the Shares, the Shares shall be offset and purchased, as the case may be, in the order in which the Shares were originally purchased from Symbollon. The Base Shares shall be deemed to have been purchased prior to the Additional Shares.

		8.2	Voting Agreement.  The Purchaser agrees that
it, and its affiliates, shall vote any shares of the Common
Stock, including the Shares, in such manner as the Company's
Board of Directors shall recommend and, in the absence of any such recommendation, the same proportion as the other outstanding voting shares of Symbollon are voted on any matter submitted to the shareholders for consideration;
provided, however, that the foregoing voting requirement shall not apply to the Purchaser in any transaction which is not approved by the Company's Board of Directors or in the event of a proposed merger or combination or sale of substantially all of the assets of the Company to a competitor of the Purchaser.

		8.3	Forfeiture.  If the Collaboration and
Sale/License Agreement is terminated before the payments required pursuant to Sections 6.2(a) through (g) of the Collaboration and Sale/License Agreement are made by the Purchaser, then the Purchaser shall transfer the Additional Shares held by the Purchaser to Symbollon for no consideration.

		8.4	Standstill.  Except for the Shares, prior to
the seventh anniversary of this Agreement, B&L, and its affiliates, shall not acquire any securities of the Company without the Company's consent.

		8.4	Redemption Rights.  If the Collaboration and
Sale/License Agreement is terminated by B&L pursuant to Sections 16.2 or 16.3 thereof prior to the fourth anniversary of this Agreement, then after the completion of each calendar year thereafter which ends prior to the seventh anniversary of this Agreement, B&L shall have the right to require the Company to purchase at their original
Market Price per share that number of the Base Shares then outstanding equal to twenty-five percent (25%) of the Company's positive cash flows from operating activities, as determined under generally accepted accounting principles, for that calendar year. B&L may exercise its right to require redemption in accordance with this Section 8.4 for a given calendar year by sending written notice to the Company within 30 days of its receipt of the Company's audited financial statements for such year.

	9.	Definitions.  When used in this Agreement, the
following terms shall have the meanings indicated.

		"Additional Shares" mean the remaining one hundred fifty thousand dollars ($150,000) of the Shares purchased by the Purchaser from the Company on the First
Closing Date after subtracting the Base Shares, together with the Shares purchased by the Purchaser from the Company on the Second Closing, if and when purchased.

		"Applicable Securities Laws" means the
applicable Federal and state securities laws.

		"Base Shares" mean three hundred fifty thousand dollars ($350,000) of the Shares purchased by the Purchaser from the Company on the First Closing Date.

		"Class A Common Stock" means the Company's Class
A Common Stock, $.001 par value per share.

		"Class B Common Stock" means the Company's Class
B Common Stock, $.001 par value per share.

		"Closing" shall have the meaning specified in
Section 2.

		"Collaboration and Sale/License Agreement" shall have the meaning specified on the first page hereof.

		"Commission" means the Securities and Exchange
Commission.

		"Common Stock" means the Class A Common Stock.

		"Company" means Symbollon Corporation, a
Delaware corporation.

		"Disclosure Documents" shall have the meaning specified in Section 4.4.

		"Exchange Act" means the Securities Exchange Act of 1934, as amended.

		"First Closing" shall have the meaning specified in Section 2.

		"First Closing Date" shall have the meaning specified in Section 2.

		"First Closing Shares" shall have the meaning specified in Section 1.2.

		"Indemnified Party" shall have the meaning specified in Section 7.6.

		"Indemnifying Party" shall have the meaning specified in Section 7.6.

		"Market Price" shall have the meaning specified in Section 2.

		"Material Adverse Effect" means a material adverse effect on the business, prospects, condition
(financial or otherwise), assets or results of operations of the Company taken as a whole.

		"Purchaser" means Bausch & Lomb Pharmaceuticals,
Inc., and any subsequent valid transferee.

		"Second Closing" shall have the meaning
specified in Section 2.

		"Second Closing Date" shall have the meaning specified in Section 2.

		"Second Closing Shares" shall have the meaning specified in Section 1.2.

		"Securities Act" means the Securities Act of
1933, as amended.

		"Shares" shall have the meaning specified in
Section 1.2.

		"Units" means securities of the Company each of which consist of one share of Class A Common Stock, one
Class A Warrant and one Class B Warrant.

	10.	Notices.  All notices, requests, consents, and
other communications under this Agreement shall be in writing and shall be delivered in person with receipt acknowledged or mailed by first class certified or registered mail, return receipt requested, postage prepaid, by reputable overnight mail or courier, with receipt confirmed, or by telecopy and confirmed by telecopy answerback, addressed as follows:

	If to the Company:

			Symbollon Corporation
			37 Loring Drive
			Framingham, Massachusetts 01702
			Telephone: (508) 620-7676
			Telecopy: (508) 620-7111
			Attn: President

	 With a copy to:

			William P. Gelnaw, Jr., Esq.
			Choate, Hall & Stewart
			Exchange Place
			53 State Street
			Boston, MA  02109
			Telephone:  (617)-248-5000
			Fax:  (617)-248-4000

	 To B&L:

			Bausch & Lomb Pharmaceuticals, Inc.
			8500 Hidden River Parkway
			Tampa, FL  33637
			Telephone:  (800) 227-1427
			Fax:  (813) 975-7774
			Attention:  President


	 With copy to:

			Bausch & Lomb, Incorporated
			One Bausch & Lomb Place
			Rochester, N.Y.  14604-2701
			Telephone:  (716) 338-8600
			Fax:  (716) 338-8017
			Attention:  General Counsel

or at such other address or addresses as may have been furnished in writing by any party to the other in accordance with the provisions of this Section 10. Notices and other communications provided in accordance with this Section 10 shall be deemed delivered upon receipt.

	11.	Entire Agreement.  This Agreement, together with
the Exhibits and documents incorporated by reference herein, embodies the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter.

	12.	Amendments and Waivers.  Except as otherwise
expressly set forth in this Agreement, any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the Purchaser. Any amendment or waiver effected in accordance with this Section 12 shall be binding upon each party. No waivers of or exceptions to any terms, condition or provision of this Agreement, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such term, condition or provision.

	13.	Counterparts.  This Agreement may be executed in
one or more counterparts, each of which shall be deemed to be an original, but all of which shall be one and the same document.

	14.	Section Headings.  The section headings are for
the convenience of the parties and in no way alter, modify, amend, limit, or restrict the contractual obligations of the parties.

	15.	Severability.  The invalidity or unenforceability
of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement.

	16.	Governing Law.  This Agreement shall be governed
by and construed in accordance with the law of The
Commonwealth of Massachusetts.

	17.	Successors and Assigns.  This Agreement shall be
binding upon the parties hereto and their respective successors and assigns and shall inure to the benefit of the parties hereto, provided that B&L (and any subsequent permitted Purchaser) may not assign its rights hereunder without the prior written consent of the Company.

	IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first above written.


SYMBOLLON CORPORATION	           BAUSCH & LOMB PHARMACEUTICALS, INC.



By:__________________________	   By:_______________________________
   Paul C. Desjourdy,	              Thomas Riedhammer,
   Executive Vice President         President
    and Chief Financial
    Officer


                          EXHIBIT 4.4

                         RISK FACTORS

	An investment in the securities offered hereby involves a high degree of risk. Prior to making an investment, the Purchaser should carefully consider the following factors, as well as others described elsewhere in the Disclosure Documents, relating to the business of the Company and the securities offered hereby.

	Development Stage Company; Early Stage of Product Development; No Assurance of Successful Product Development. The Company is in the development stage and has not conducted any significant operations to date or received any operating revenues, except for revenues from the sale of the Company's bovine teat sanitizer, marketed under the name IodoZyme(R), which the Company began shipping in early 1995, and license fees and contract revenues. Potential investors should be aware of the problems, delays, expenses and difficulties encountered by an enterprise in the Company's stage of development, many of which may be beyond the Company's control. These include, but are not limited to, unanticipated problems relating to product development, testing, regulatory compliance, manufacturing costs, production, the competitive and regulatory environment in which the Company plans to operate, marketing problems and additional costs and expenses that may exceed current estimates. Products under development by the Company will require additional development and investment prior to obtaining regulatory approvals and commercialization. There can be no assurance that such products will be successfully developed, meet applicable regulatory standards, be capable of production in commercial quantities at reasonable costs or be successfully marketed.

	Risks Associated With Uncertainties Of Clinical Trials. Most of the Company's proposed therapeutic products are required to obtain approval from the United States Food and Drug Administration ("FDA") prior to marketing such products in the United States and the approval of foreign regulatory authorities to commercialize such proposed products in other countries. To obtain such approvals, the Company is required to prove the safety and efficacy of its proposed products through extensive preclinical studies and clinical trials. The Company's proposed therapeutic products are in various stages of pre-clinical development. The completion of clinical trials regarding any of such proposed products is dependent upon many factors including the rate of patient enrollment and the heterogeneity of the patients and indications to be treated. Delays in patient enrollment, as well as the heterogeneity of patients and indications to be treated, may result in increased trial costs and delays in FDA submissions, which could have a material adverse effect on the Company.

	A number of companies in the biotechnology and pharmaceutical industries have suffered significant setbacks in clinical trials, even after showing promising results in earlier studies or trials. Therefore, any favorable results the Company may obtain in the future in preclinical studies and clinical trials of its proposed products may not be predictive of results that will ultimately be obtained in or throughout such preclinical studies and clinical trials. There can be no assurance that the Company will not encounter problems in its clinical trials that will cause the Company to delay or suspend its development efforts and any proposed clinical trials for its proposed products, that any clinical trial will be completed at all, that such testing will ultimately demonstrate the safety or efficacy of such proposed products or that any proposed products will receive regulatory approval on a timely basis, if at all.
If any such problems occur, the Company could be materially and adversely affected.

	No Assurance Of Regulatory Approvals; Potential Delays. The Company's proposed products will be subject to regulation by the FDA and comparable agencies in foreign countries. The regulatory approval process often takes a number of years and requires the expenditure of substantial funds. In the United States, the FDA enforces, where applicable, development, testing, labeling, manufacturing, registration, notification, clearance or approval, marketing, distribution, recordkeeping and reporting requirements for new drugs, medical devices, biologics and cosmetics. In addition, there can be no assurance that government regulations applicable to the Company's products or the interpretation of those regulations will not change and thereby prevent the Company from marketing some or all of its products temporarily or permanently. There can be no assurance that any proposed products that may be developed by the Company will be able to satisfy the current requirements and regulations of the FDA or comparable foreign agencies. There can be no assurance that the Company's proposed products will ever obtain the regulatory clearance or approval required for marketing. Therapeutic products currently being developed utilizing the Company's iodine technologies will likely be regulated as new drugs products, each of which faces a substantially more burdensome regulatory approval process than that applicable to most medical devices.

	Whether or not FDA approval has been obtained, approval of a drug by comparable regulatory authorities in other countries must be obtained prior to marketing the product in those countries. The approval process varies by country and the time required may be longer or shorter than that required for FDA approval. Approval of a drug for sale in one country does not ensure approval in other countries.
The results of Phase I or Phase II studies are not necessarily indicative of the efficacy or safety of a drug candidate for human therapeutic use. There can be no assurance that clinical testing will provide evidence of safety and efficacy in humans or that regulatory approvals will be granted for any of the Company's products. Manufacturers of therapeutic products are required to obtain FDA approval of their manufacturing facilities and processes, to adhere to applicable standards for manufacturing practices and to engage in extensive recordkeeping and reporting. Failures to obtain or delays in obtaining regulatory approvals would adversely affect the manufacturing and marketing of the Company's products, the Company's financial position and the Company's revenues or royalties. When and if approvals are granted, the Company, the approved drug, the manufacture of such drug and the facilities in which such drug is manufactured are subject to ongoing regulatory review. Subsequent discovery of previously unknown problems may result in restriction on a product's use or withdrawal of the product from the market. Adverse government regulation that might arise from future legislative or administrative action, particularly as it relates to healthcare reform and product pricing, cannot be predicted.

	Teat sanitizers, although considered animal drugs by the FDA, do not currently require clearance by the FDA prior to marketing. The FDA, however, has recently issued draft voluntary guidelines governing teat dips and no assurance can be made that clearance by the FDA will not be required in the future. Required compliance with these guidelines or other FDA requirements, the probability of which cannot currently be ascertained by the Company, would have a significant adverse effect on the marketing of IodoZyme and, consequently, on the Company's results of operations. The Federal Environmental Protection Agency ("EPA") has regulations covering many of the same areas for many of the Company's products and proposed products. In addition, the United States Department of Agriculture ("USDA") may regulate, on either a voluntary or mandatory basis, products which the Company may develop for sanitizing food or food contact surfaces. Comparable state and local agencies may have similar regulations.

	Uncertain Market Acceptance of Proposed Products. The Company's future growth and profitability will depend, in large part, on the acceptance by the medical community of the Company's proposed products. This acceptance will be substantially dependent on educating the medical community as to the full capabilities, distinctive characteristics, perceived benefits and clinical efficacy of the Company's proposed products. There can be no assurance that the Company's efforts or those of others on its behalf will be successful or that any of the Company's proposed products will receive the necessary market acceptance. Failure of the Company's proposed products to gain market acceptance would have a material adverse effect on the Company.

	Risk Of Not Obtaining Manufacturing Facility And Experienced Manufacturing Personnel And/Or Establishing Manufacturing Arrangements With Others. The Company intends to seek out contracts to obtain sufficient manufacturing capabilities to allow for production of its proposed therapeutic products in quantities sufficient to support its anticipated clinical needs. To be successful, however, the Company must be capable of manufacturing or contracting for the manufacture of its products in commercial quantities, in compliance with regulatory requirements and at acceptable costs. While the Company has manufacturing experience regarding IodoZyme, the Company has no experience in large scale commercial manufacturing of therapeutic products. The Company intends to enter into contractual arrangements to manufacture its proposed products at such time, if ever, that such products are successfully developed. There can be no assurance that the Company will be able to enter into any such arrangements on acceptable terms, or at all, or that any manufacturer will be able to meet any demand for such products on a timely basis. The Company's dependence on third parties for manufacturing may adversely affect the Company's ability to develop and deliver products on a timely and competitive basis. The Company may manufacture its proposed products directly at such time, if ever, that such products are successfully developed. The Company has no experience with the direct manufacture of these proposed products. The manufacture of these proposed products is complex and difficult, and will require the Company to attract and retain experienced manufacturing personnel and to obtain the use of a manufacturing facility in compliance with FDA and other regulatory requirements. There can be no assurance that experienced personnel can be attracted to or retained by the Company, or that the Company will be able to obtain the financing necessary to manufacture these products directly. In the event the Company continues to perform its current IodoZyme manufacturing activities in-house, additional manufacturing space and equipment may be necessary beyond 1997 as product volume increases.

	Dependence Upon Third Parties For Clinicals Development Of Proposed Products. The Company has entered into strategic alliances for the clinical development of certain of its proposed products. There can be no assurance that the Company will be successful in retaining the existing agreements, or be able to obtain satisfactory new agreements with strategic partners in other areas. In addition, there can be no assurance that the interests and motivations of any strategic partner would be or remain consistent with those of the Company or that such partner would successfully perform its obligations.

	Accumulated Deficit; Expectation of Future Losses; Need for Additional Financing. At March 31, 1997, the Company had an accumulated deficit of $5,546,130, which deficiency has increased to date. The Company will be required to conduct significant research, development and testing activities which, together with manufacturing, and other general and administrative expenses, are expected to result in operating losses for the foreseeable future. There can be no assurance that the Company will ever have significant revenues or achieve profitable operations. At March 31, 1997, the Company had working capital of $1,503,808. Based on its current operating plan, the Company believes it will have sufficient working capital to fund its operations for the next 12 months. It is not expected that revenues from operations will be sufficient to enable the Company to complete the necessary regulatory approval process for its products currently under development, or if any such approval were obtained, to begin manufacturing or marketing such products on a commercial basis. Given the Company's limited financial resources, the uncertainty of the development effort and the necessity for regulatory approval, there can be no assurance of ultimate success with respect to any product development program or that resulting product, if any, will be commercially successful. Additionally, the Company's limited resources will require substantial support from corporate partners who would ultimately introduce the Company's products into the marketplace. In addition to support from corporate partners, the Company may seek additional financing to fund its operating requirements. There can be no assurance that the Company will be able to obtain such partnering arrangements or financing, or that such partnering arrangements or financing, if available, will be on acceptable terms. In the event that the Company fails to raise any funds it requires, it may be necessary for the Company to cease operations or severely limit growth.

	Lack of Marketing Experience; Dependence on Outside Parties for Marketing and Distribution; Uncertainty of Market Acceptance of Products and Proposed Products. The marketing and distribution of IodoZyme is conducted by West Agro pursuant to an exclusive marketing and supply agreement with the Company which covers IodoZyme as well as other products which may be developed for use in dairy facilities. The Company intends to rely on similar arrangements with others for the marketing and distribution of its products currently under development, if and when successfully developed and approved by applicable regulatory agencies. This results, and will result, in a lack of control by the Company over some or all of the marketing and distribution of such products. Although the Company has entered into development agreements with parties experienced in the marketing of some of the Company's proposed products, which development agreements contemplate future marketing arrangements, there can be no assurance that the Company will be able to enter into any marketing arrangements for such products, if and when developed, on terms acceptable to the Company or that any marketing efforts undertaken on behalf of the Company will be successful. Although the Company has no present plans to do so, the Company may, in the future, determine to directly market certain of its proposed products. The Company has no marketing experience and significant additional capital expenditures and management resources would be required to develop a direct sales force. In the event the Company elects to engage in direct marketing activities, there can be no assurance that the Company would be able to obtain the requisite funds or attract and retain the human resources necessary to successfully market any of such products.

	The Company's future growth and profitability will depend, in large part, on the success of its personnel and others conducting marketing efforts on behalf of the Company in fostering acceptance among the various markets of the use of the Company's products as an alternative to other available products or otherwise. The Company's success in marketing its products will be substantially dependent on educating its targeted markets as to the distinctive characteristics and perceived benefits of the Company's products. In this regard, West Agro, which acts as exclusive marketer and distributor of IodoZyme, also markets and distributes products which are directly competitive with IodoZyme. There can be no assurance that the Company's efforts or the efforts of others will be successful or that any of the Company's products or proposed products will be favorably accepted among the targeted markets.

	Dependence Upon, and Need for, Key Personnel. The Company does not currently have a President or Chief Executive Officer. The Company is dependent on the services of Dr. Jack H. Kessler, the Chairman of the Board, Executive Vice President, Chief Scientific Officer, Secretary and a principal stockholder of the Company, and Paul C. Desjourdy, Executive Vice President, Chief Financial Officer, Treasurer and a director of the Company. The loss of either of such individuals or a reduction in the time devoted by such persons to the Company's business could have a material adverse effect on the Company's business. The Company has obtained key-person life insurance coverage in the face amount of $1,000,000 for Dr. Kessler naming the Company as beneficiary under such policy. The Company's success also will depend, in large part, on its ability to attract and retain highly qualified scientific and business personnel, competition for which is intense. There can be no assurance that the Company will be able to attract and retain the necessary personnel to implement its business plan.

	Intense Competition and Rapid Technological Change. The Company is engaged in rapidly evolving and highly competitive fields. There are many companies, including large pharmaceutical and chemical companies, which have established a significant presence in the markets which the Company's products and proposed products are designed to address. Most of these companies have substantially greater capital resources, research and development staffs, facilities and experience in obtaining regulatory approvals, as well as in the manufacturing, marketing and distribution of products, than the Company. There can be no assurance that the Company's competitors will not succeed in developing technologies and products that are more effective and less costly than any products developed or being developed by the Company or which could render the Company's microbicide technology obsolete.

	Uncertain Protection of Patents and Proprietary Rights. The Company considers patent protection of its technology to be critical to its business prospects. There can be no assurance that the Company's pending patent applications will issue as patents, that any issued patents will provide the Company with significant competitive advantages, or that challenges will not be instituted against the validity or enforceability of any patent owned by the Company or, if instituted, that such challenges will not be successful. The cost of litigation to uphold the validity and prevent infringement of patents can be substantial. Furthermore, there can be no assurance that others will not independently develop similar or more advanced technologies or design around aspects of the Company's technology which may be patented, or duplicate the Company's trade secrets. In some cases, the Company may rely on trade secrets to protect its innovations. There can be no assurance that trade secrets will be established, or that secrecy obligations will be honored, or that others will not independently develop similar or superior technology. To the extent that consultants, key employees or other third parties apply technological information independently developed by them or by others to Company projects, disputes may arise as to the proprietary rights to such information which may not be resolved in favor of the Company.

	Materials Incompatibility. An important aspect of the Company's present and future microbicides is that they must be compatible with the surfaces on which they come in contact. The Company has ceased efforts to develop a microbicide for dental handpieces and renal control units as a result of staining and corrosion caused by required microbicide formulations, and the Company has encountered problems of staining in connection with its efforts to develop a high level disinfectant for flexible endoscopes.
The Company continues to investigate the balance between the level of microbicidal efficacy and the need to avoid staining and corrosion. For any proposed inanimate object product applications, staining or corrosion from a microbicide could be sufficient to limit or forestall regulatory approval of such microbicide or, if approved, could adversely affect market acceptance of such microbicide. There can be no assurance that the Company will be successful in overcoming any problems of materials incompatibility.

	Potential Product Liability and Lack or Insufficiency of Insurance. The Company's business will expose it to potential product liability risks which are inherent in the testing, manufacturing, marketing and sale of microbicide products for animal and human use. If available, product liability insurance generally is expensive. The Company currently has product liability insurance in amounts that it believes are adequate to protect it against potential liabilities. However, there can be no assurance to such effect or that the Company will be able to maintain such insurance on acceptable terms. In the event of a successful suit against the Company, a lack or insufficiency of insurance coverage could have a material adverse effect on the Company's business and operations.

	Charge to Income in the Event of Release of Restrictions on Shares. In connection with the Company's initial public offering, certain stockholders of the Company agreed to transfer an aggregate of 700,000 shares of Common Stock to the Company if the Company does not attain certain minimum earnings thresholds. In the event the Company attains any of such earnings thresholds, the position of the Securities and Exchange Commission is that the release of these restrictions will be treated as expense to the Company which is nondeductible for income tax purposes. (See "Note E - Capitalization" to the Company's Financial Statements set forth in the Annual Report on Form 10-KSB for the year ended December 31, 1996.) Accordingly, the Company will, in the event of the release of the restrictions, recognize during the period in which the earnings thresholds are met or probable of being met, what could be a substantial one-time charge which would have the effect of substantially increasing the Company's loss or reducing or eliminating earnings, if any, at such time. Although the amount of expense recognized by the Company will not affect the Company's total stockholders' equity, it may have a depressive effect on the market price of the Company's securities.

	Possible Adverse Effects of Authorization of Preferred Stock. The Company's Certificate of Incorporation authorizes the issuance of 5,000,000 shares of preferred stock on terms which may be fixed by the Company's Board of Directors without further stockholder action. The terms of any series of preferred stock, which may include priority claims to assets and dividends, and special voting rights, could adversely affect the rights of holders of the Class A Common Stock. The issuance of such preferred stock could make the possible takeover of the Company or the removal of management of the Company more difficult, discourage hostile bids for control of the Company in which stockholders may receive premiums for their shares of Class A Common Stock, or otherwise dilute the rights of holders of Class A Common Stock and the market price of the Class A Common Stock. The Company has no current plans to issue any shares of preferred stock.

	Possible Volatility of Stock Price. The market prices for securities of emerging and development stage companies in general, and biopharmaceutical companies in particular, have historically been highly volatile. Future announcements concerning the Company or its competitors, including the results of testing, technological innovations or new commercial products, government regulations, developments concerning proprietary rights, litigation or public concern as to safety of products developed by the Company or others, may have a significant adverse impact on the market price of the Company's securities.

	Shares Eligible For Future Sale; Outstanding Warrants And Options; Registration Rights. Of the Company's
2,913,234 shares of Class A Common Stock currently outstanding, 1,234,262 shares are "restricted securities," as defined in Rule 144 of the Securities Act, and all 1,234,262 shares of Class A Common Stock are eligible for sale under Rule 144. The Company is unable to predict the effect that sales made under Rule 144, or otherwise, may have on the then prevailing market price of the Common
Stock. Any substantial sale of restricted securities pursuant to Rule 144 may have an adverse effect on the market price of the Common Stock. 456,500 shares of Class A Common Stock issuable upon exercise of stock options have been registered on a registration statement on Form S-8.

	The Company has outstanding (i) Class A Warrants and Class B Warrants which could result in the issuance of 4,372,080 additional shares of Class A Common Stock, and
(ii) 456,500 shares of Class A Common Stock issuable upon exercise of options which have been granted under the Company's Option Plans (the "Plans"). In connection with the Company's IPO the Company issued Unit Purchase Options ("UPO") to the underwriter of the IPO which UPO's are convertible into 100,000 shares of Class A Common Stock, 100,000 Class A Warrants and 100,000 Class B Warrants. The foregoing options and warrants are likely to be exercised at a time when the Company might be able to obtain additional equity capital on more favorable terms. In addition, to the extent they are exercised, they will decrease the percentage of the Company owned by the Company's stockholders. While these options and warrants are outstanding, they may adversely affect the terms on which the Company could obtain additional capital. The Company cannot predict the effect, if any, that market sales of Class A Common Stock, the exercise of options or warrants or the availability of such Class A Common Stock for sale will have on the market price prevailing from time to time. In addition, if the exercise price of options or warrants are adjusted downward, such options or warrants may be exercised sooner than otherwise with a resulting increase in the number of shares of Class A Common Stock available for sale on the market.

	Possible Delisting of Securities from the NASDAQ System and Possible Market Illiquidity. There can be no assurance that the Company will continue to meet the criteria for continued listing of securities on NASDAQ. In order to qualify for continued listing on the NASDAQ System, a company must, among other things, have at least $2,000,000 in total assets, $1,000,000 in capital and surplus, a minimum bid price of $1.00 per share of common stock, and 100,000 shares in the public float. In addition, the common stock must have at least two registered and active market makers and must be held by at least 300 holders and the market value of its public float must be at least $200,000.
If an issuer does not meet the $1.00 minimum bid price standard, it may, however, remain in NASDAQ if the market value of its public float is at least $1,000,000 and the issuer has capital and surplus of at least $2,000,000.
NASDAQ has proposed changes to the criteria for continued listing of securities. These proposed changes are currently being considered by the SEC, and if approved, would make it more difficult for the Company to maintain its NASDAQ listing. Under the proposed criteria, among other things, the Company would have to have net tangible assets (total assets less total liabilities and goodwill) of at least $2,000,000, a minimum bid price of $1.00 per share of common stock and 500,000 shares in the public float. In addition, the market value of its public float must be at least $1,000,000. At March 31, 1997, the Company's balance sheet reflects total assets of $2,159,279, capital and surplus of $1,730,152 and net tangible assets of $1,610,970. If the Company should become unable to meet the continued listing criteria of NASDAQ and is delisted therefrom, trading, if any, in the Class A Common Stock would thereafter be conducted in the over-the-counter market in the so-called
"pink sheets" or, if then available, the "OTC Bulletin Board Service." As a result, an investor would likely find it more difficult to dispose of, or to obtain accurate quotations as to the value of, the Company's securities. If the Company's securities were delisted from NASDAQ, they may become subject to penny stock restrictions. If the Company's securities were subject to the rules on penny stocks, the market liquidity for the Company's securities could be severely adversely affected.

	Disclosure Relating to Low Priced Securities; Possible Restrictions on Resales of Low Priced Securities and on Broker-Dealer Sales; Possible Adverse Effect of "Penny
Stock" Rules on Liquidity for the Company's Securities. If the Company's securities were removed from NASDAQ (see "Possible Delisting of Securities from the NASDAQ System and Possible Market Illiquidity" above), they may become subject to rule 15g-9 under the Securities Exchange Act of 1934 (the "1934 Act"), which imposes additional sales practice requirements on broker-dealers which sell such securities to persons other than established customers and "accredited investors" (generally, individuals with net worths in excess of $1,000,000 or annual incomes exceeding $200,000 or $300,000 together with their spouses). For transactions covered by this Rule, a broker-dealer must make a special suitability determination for the purchase and have received the purchaser's written consent to the transaction prior to sale. Consequently, such Rule may affect the ability of broker-dealers to sell the Company's securities and may affect the ability of purchasers in this offering to sell any of the securities acquired hereby in the secondary market.

	The SEC has adopted regulations which generally define a "penny stock" to be any non-NASDAQ equity security that has a market price (as therein defined) less than $5.00 per share, subject to certain exceptions. For any transaction by broker-dealers involving a penny stock, unless exempt, the rules require delivery of a risk disclosure document relating to the penny stock market prior to any such transaction. Disclosure is also required to be made about compensation payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

	The foregoing penny stock restrictions will not apply to the Company's securities if such securities are listed on the NASDAQ SmallCap Market System, are otherwise listed on NASDAQ and have certain price and volume information provided on a current and continuing basis, or if the Company meets certain minimum net tangible assets or average revenue criteria. There can be no assurance that the Company's securities will qualify for exemption from these restrictions. In any event, even if the Company's securities were exempt from any such restrictions, the SEC has the authority, pursuant to Section 15(b)(6) of the 1934 Act, to prohibit any person that is engaged in unlawful conduct while participating in a distribution of a penny stock from associating with a broker-dealer or participating in a distribution of a penny stock, if the SEC finds that such a restriction would be in the public interest.

	If the Company's securities were subject to the rules on penny stocks, the market liquidity for the Company's securities could be severely adversely affected.

	No Dividends Anticipated. The Company has never paid any cash dividends on its common stock and does not anticipate the payment of cash dividends in the foreseeable future.

	Substantial Influence of the Market Makers. There are a limited number of market makers which currently make a market in the Company's securities and the securities are thinly traded. Consequently, such market makers may exert a dominating influence on the market for such securities.
Such market-making activity may be discontinued at any time. The price and liquidity of the Company's securities may be significantly affected by the degree of any current market maker's participation in such market.